As filed with the Securities and Exchange Commission on August 5, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

AirMedia Group Inc.
(Exact name of Registrant as specified in its charter)

N.A. (Translation of Registrant’s Name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7311 (Primary Standard Industrial Classification Code Number)	N.A. (I.R.S. Employer Identification No.)

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
+86 10 8438 6868
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address and telephone number of agent for service)

Copy of all communications, including communications sent to the agent for service, to:

James A. Mercer III Sheppard Mullin Richter & Hampton LLP 12275 El Camino Real, Suite 200, San Diego, CA 92130, United States 1-858-720-8900	Todd Bissett Sheppard Mullin Richter & Hampton LLP 41/F Raffles City Office Tower, 268 Xizang Road Central, Huangpu District, Shanghai 200001, China 86-21-2321-6008

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered(1)	ordinary share(1)	price(1)	registration fee(2)
Ordinary shares, par value $0.001 per share	26,100,000	$3.25	$84,825,000	$4,733.24

(1)	These shares are represented by the Registrant’s American Depositary Shares or ADSs evidenced by American Depositary Receipts. Each ADS represents two ordinary shares. The Registrant’s ADSs issuable on deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 originally filed on October 24, 2007 (File No: 333-146908).

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Registrant’s ADSs on August 3, 2009 as reported on the Nasdaq Global Market, which was $7.00 per ADS (equal to $3.50 per ordinary share) and $6.00 per ADS (equal to $3.00 per ordinary share), respectively.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 5, 2009
PROSPECTUS
AIRMEDIA GROUP INC.
13,050,000 American Depositary Shares
Representing
26,100,000 Ordinary Shares
     This prospectus relates to the proposed sale from time to time by Global Gateway Investments Ltd, the selling shareholder, or its pledgees, donees, transferees or other successors in interest, who will be named in a prospectus supplement, of up to 13,050,000 American Depositary Shares, or ADSs, of AirMedia Group Inc., or AirMedia. Each ADS represents two ordinary shares of AirMedia, par value $0.001 per share.
     The selling shareholder acquired the ordinary shares, which are represented by the ADSs that are being registered hereby, in a private transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended, on February 28, 2007.
     Our ADSs are currently listed on the Nasdaq Global Market under the symbol “AMCN.” On August 3, 2009 the last reported sale price of our ADSs on the Nasdaq Global Market was $6.93 per ADS.
     The selling shareholder may offer and sell the securities from time to time at fixed prices, at market prices or at negotiated prices, to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement. See “Plan of Distribution” elsewhere in this prospectus for a more complete description of the ways in which the securities may be sold by the selling shareholder. We will not receive any proceeds from the sale of the ADSs by the selling shareholder. We will pay all registration expenses to be incurred in connection with this offering, other than fees and expenses, if any, of counsel or other advisors to the selling shareholder or underwriting discounts, brokerage fees and commission incurred by the selling shareholder, if any, in connection with an underwritten offering of the ADSs.
     Investing in our ADSs involves a high degree of risk. See “Risk Factors” on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 5, 2009.

ABOUT THIS PROSPECTUS
     In this prospectus, unless otherwise indicated or unless the context otherwise requires, “we,” “us,” “our company,” “our” and “AirMedia” refer to AirMedia Group Inc., its subsidiaries and consolidated variable interest entities and their subsidiaries. All references to “shares” or “ordinary shares” refers to our ordinary shares. All references to ADSs refers to our American Depositary Shares, each of which represents two ordinary shares. All references to and statements regarding China, or the People’s Republic of China, or the PRC, in this prospectus do not apply to Hong Kong, Macau or Taiwan. All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States.
     This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. Under this shelf process, the selling shareholder may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities being offered by the selling shareholder. This prospectus may be supplemented by a prospectus supplement that may add, update or change information contained or incorporated by reference in this prospectus. You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”
     We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

RISK FACTORS
     Investing in our ADSs involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in any applicable prospectus supplement, together with all of the other information contained therein or incorporated by reference in any prospectus supplement or appearing or incorporated by reference in this prospectus. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. The occurrence of any of the events described in this section or any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment in the ADSs.
     Some of the following risks relate principally to the industry in which we operate and our business in general.
Risks Related to Our Business
Our limited operating history may not provide an adequate basis to evaluate our future prospects and results of operations.
     We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our air travel advertising network because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business.
     Given our limited operating history, we may not be able to:
•	preserve our market position in the air travel advertising market in China;

•	manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts to operate digital and other media platforms in leading airports and on airlines on commercially advantageous terms or at all;

•	retain and acquire advertising clients;

•	manage our relationships with third-party non-advertising content providers;

•	secure a sufficient amount of low-cost digital frames and digital TV screens from our suppliers;

•	manage our expanding operations, including the integration of any past and future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other advertising media platforms, including traditional media platforms in leading airports and advertising platforms at gasoline service stations;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our costs and expenses; or

•	attract, train, motivate and retain qualified personnel.
     If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.
If advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.
     The market for air travel advertising network in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel advertising network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, airports and airplane companies may decide not to allow us to operate our air travel advertising network in airports or place our programs on airplanes and advertisers may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our network and air travel advertising.
     Air travel advertising is a relatively new concept in China and in the advertising industry generally. If we are not able to adequately track air traveler responses to our programs, in particular tracking the demographics of air travelers most receptive to air travel advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of air travel advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking effectiveness.

     If a substantial number of advertisers lose interest in advertising on our media network for these or other reasons or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.
The recent global economic and financial market crisis has had and may continue to have a negative effect on the market price of our ADSs, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.
     The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States and other parts of the world. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. It may also impair our ability to raise funds through capital market transactions or enter into other financial arrangements if and when additional funds become necessary for our operations. We believe many of our advertisers have also been affected by the current economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed concession fee costs associated with our operations. Therefore, the global economic and financial market crisis could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the timing and nature of any recovery in the economic and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected.
We derive substantially all of our revenues from the provision of air travel advertising services. Recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operations.
     Substantially all of our historical revenues and expected future revenues have been and will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital frames located in airports and digital TV screens located in airports and on airplanes. Our other types of advertising media platforms, such as billboards and painted advertisement on gate bridges, light box displays and shuttle bus displays are also located in or near airports. We plan to expand into additional media platforms with a focus on increasing our market share in traditional media in the air travel sector. As the air travel advertising industry in China has been adversely affected by the recent economic slowdown, our revenues and results of operations could be materially and adversely affected.
If we are unable to carry out our operations as specified in existing concession rights contracts, retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.
     Our ability to generate revenues from advertising sales depends largely upon our ability to provide a large air travel advertising network to display our clients’ advertisements. This, in turn, requires that we retain existing concession rights contracts and obtain new concession rights contracts to operate in airports and on airlines.
     As of June 30, 2009, we had concession rights to place and operate our digital frames in 28 airports and digital TV screens in 45 airports and to place our programs on the digital TV screens of nine airlines. As of June 30, 2009, we operated at all of the 28 airports and 40 out of the 45 airports where we had obtained contractual concession rights to operate our digital frames and digital TV screens, respectively. As of June 30, 2009, we had concession rights to place advertisements on gate bridges located in 10 major airports. We may roll out our operations of digital TV screens in the additional five airports where we have concession rights in the future. However, we cannot assure you that we will be able to carry out our operations in these airports as specified in the concession rights contracts.
     A majority of our concession rights contracts to operate in airports and on airlines have terms ranging from three to five years without any automatic renewal provisions. As of June 30, 2009, 36 out of 105 and five out of 11 of our concession rights contracts to operate in airports and on airlines, respectively, would be subject to renewal by the end of 2010. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues and accounted for approximately 37.7%, 28.8% and 38.3% of our net revenues in 2006, 2007 and 2008, respectively. As of March 31, 2009, we were contractually obligated to pay in aggregate US$315.7 million under our concession rights contracts through the year 2015. Airports and airlines tend to increase concession fees over time. As some of our concession rights contracts will terminate in the next several years, we may experience a significant increase in our costs of revenues. If we are unable to pass increased concession costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
     Furthermore, as of June 30, 2009, 57 out of 105 and nine out of 11 of our concession rights contracts to operate in airports and on airlines, respectively, contained provisions granting us certain exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the scope of our exclusivity to the operation of digital frames and digital TV screens in specific areas of an airport or to certain types of programs on airplanes. We cannot assure you that we will be able to retain these contracts, with or without exclusivity provisions, upon their expiration. If we were to lose exclusivity, in particular with the major airports and leading airlines, we may lose market share if our customers decide to place their advertisements on any competing digital frames or digital TV screens or otherwise decrease their spending on our network. Furthermore, certain concession rights contracts contain provisions allowing the airports to terminate the contracts unilaterally without any compensation due to governmental policy reasons or the restructuring or reorganization of the airports. We cannot assure you that our concession rights contracts will not be terminated, whether with or without justification. In addition, most of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airports or airline companies, and not with the airports or airline companies directly. Although these advertising companies and agents have generally assured us in writing that they have the rights to operate advertising media in airports or on airplanes and all of them have performed their contractual obligations, we cannot assure you that airports or airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agents. If any airport or airline company challenges or revokes the concession rights granted to us under the relevant contracts, our business could be materially and adversely affected.
     We plan to renew our existing concession rights contracts and enter into new concession rights contracts for operating our air travel advertising network in airports and on airlines. There is no assurance that we will be able to retain our concession rights contracts or obtain new concession rights contracts for our digital frames and digital TV screens or programs on exclusive or commercially viable terms, or at all. If we fail to retain our concession rights contracts to operate in major airports or on key airlines, or retain exclusivity, if a significant number of our existing concession rights contracts are terminated or not renewed, or if we are unable to effectively expand our network by obtaining new concession rights contracts, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would cause our revenues to decline and our business and prospects to deteriorate.

A significant portion of our revenues has been derived from the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, we would likely incur substantial losses of revenues.
     We derived 55.8% of our total revenues in 2008 from the five largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport and Shenzhen International Airport. A material business disruption, major construction or renovation, or a natural disaster affecting any of these airports in our network could render our advertising media in such airport inoperative or materially limit the locations where we can place our digital frames, digital TV screens and other air travel advertising media.
     In addition, we derived 12.8% of our advertising revenues in 2008 from the three largest domestic airlines in China: China Southern Airlines, China Eastern Airlines and Air China. If any of these airlines loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertising clients may decide to spend less on our advertising network.
     We expect these five airports and three airlines to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports or airlines, we would likely incur substantial losses of revenues.
We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and cause our revenues to decline.
     The programs on the majority of our digital TV screens include a mix of advertising and non-advertising content. Substantially all of the non-advertising content played over our network is provided by third-party content providers such as China International TV Corporation and various local television stations and television production companies.
     There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.
If we are unable to attract advertisers to purchase advertising time on our network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.
     The fees we charge advertising clients and agencies for advertisements on our network depend on the size and quality of our network and the demand by advertisers for advertising time on our network. We believe advertisers choose to advertise on our network in part based on the size of our network, the desirability of the locations where we have placed our digital frames and digital TV screens and the attractiveness of our network content. If we fail to maintain or increase the number of our displays, solidify our brand name and reputation as a quality air travel advertising provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our network or to pay the levels of advertising fees we require to grow our profits.
We have incurred net losses in the past and may incur losses in the future.
     For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, we incurred a net loss of US$2.4 million. We incurred a net loss of US$5.1 million for the year ended December 31, 2007. We pay concession fees to airports for placing and operating our digital displays and to airlines for placing our programs on their digital TV screens. These fees constitute a significant portion of our cost of revenues and accounted for approximately 37.7%, 28.8% and 38.3% of our net revenues in the years ended December 31, 2006, 2007 and 2008, respectively. Most of the concession fees are fixed under the concession rights contracts with an escalation clause and payments are usually due three or six months in advance. However, our revenues may fluctuate significantly from period to period for various reasons. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
When our current advertising network of digital frames and digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.
     When our network of digital frames and digital TV screens reaches saturation in any particular airport or airline, we may be unable to offer additional advertising time slots to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports or airlines in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots in the five largest airports and on the three largest airlines are higher than those in other network airports or airlines and saturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.
Our strategy of expanding our air travel advertising network and entering into the gasoline station advertising market may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
     In 2008, our air travel advertising network primarily consisted of standard digital frames and digital TV screens. Our growth strategy includes broadening our service offerings by continuing to increase our digital media network coverage and expanding into traditional media to become a comprehensive air travel advertising provider in China.
     In particular, we have significantly expanded our digital frame platform by upgrading our light box displays to digital frames and installing new digital frames. As of June 30, 2009, we operated 2,673 digital frames in 28 airports. We intend to significantly increase the number of our digital frames in the near future. We could incur significant costs in installing new digital frames or in upgrading our light box displays to digital frame displays.

     In addition, our growth strategy includes expanding into the traditional air travel advertising market to provide a broader range of advertising opportunities to our clients and to become a one-stop provider for air travel advertising. We have taken the initial steps by expanding our air travel advertising network to cover the advertising business on gate bridges in airports and diversifying our media resources to include billboards and painted advertisements. In March 2009, we obtained the contractual concession rights to operate various traditional advertising media including billboards, light boxes and other formats in Beijing Capital International Airport and light boxes in Shenzhen International Airport.
     The majority of our concession rights contracts containing exclusive concession rights only grant us exclusivity with respect to digital frames and digital TV screens. By entering and expanding into traditional advertising media platforms, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform, and there is the risk that they may not succeed at all.
     In March 2009 we expanded into the gasoline station advertising market by entering into a concession agreement with Sinopec Sales Co. Ltd. (“Sinopec Sales”), an affiliate of China Petroleum & Chemical Corporation, to develop and operate outdoor advertising platforms at Sinopec Sales’ gasoline service stations located throughout China. We have insufficient experience in the gasoline station advertising industry to ensure that we will be able to attract advertising clients to purchase advertising time on our new media platform, or to successfully manage the receptiveness of the automobile drivers towards our network at the gasoline stations. We may also face significant competition from existing advertising companies in the gasoline station advertising sector and new entrants into this area.
     Our failure to expand our air travel advertising network or to enter into the gasoline station advertising market could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.
     On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors.” However, the terms “advertising distributors” and “departure halls” are not defined under the new outdoor advertisement provisions or other PRC laws and regulations.
     To ensure that our airport operations comply with the applicable PRC laws and regulations, we are in the process of making inquiries with the local SAICs in the cities in which we have operations or intend to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom we consulted have expressed different views on whether the advertisements shown on our digital frames and digital TV screens would be regarded as outdoor advertisements and how to register those advertisements. As of the date of this prospectus, only Shanghai and Beijing SAICs have accepted our application and issued the outdoor advertising registration certificates. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require us to register our advertisements.
     We intend to register with the relevant SAICs if we are required to do so, but we cannot assure you that we will obtain any applicable registration certificates in compliance with the new outdoor advertisement provisions, or at all. If a required registration is not obtained, the relevant local SAICs may require us to forfeit our advertising income and may impose administrative fines of up to RMB30,000 on us. They may also require us to discontinue advertisements at airports where the required advertising registration is not obtained, which may result in a breach of one or more of our agreements with our advertising clients and materially and adversely affect our business and results of operations.
If we fail to obtain approvals for including non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.
     A majority of the digital frames and digital TV screens in our network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT.
     The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT Circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will obtain such approval in compliance with this new SARFT Circular, or at all. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs displayed on our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.
Because we rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.
     We engage third-party agencies to help source advertising clients from time to time. We do not have long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain key third-party agencies or attract additional agencies, we may not be able to retain existing advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially and adversely affected. Furthermore, the fees that we paid to these third-party agencies constituted a significant portion of our net revenues in the years ended December 31, 2006, 2007 and 2008—13.2%,17.2% and 15.2%, respectively. It is important therefore for us to maintain favorable commercial terms with these third-party agencies.
We have been dependent on a limited number of customers for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major customers or delays in payments from these customers.
     A small number of customers historically accounted for a significant portion of our revenue. Our top five customers collectively accounted for approximately 27.5%, 25.2% and 21.7% of our total revenues in the years ended December 31, 2006, 2007 and 2008, respectively. Our largest customers have changed from year to year primarily as a result of our limited operating history and rapid growth, broadened customer base and increased sales. No single advertising client accounted for more than 10% of our total revenues for the years ended December 31, 2006, 2007 and 2008, and we do not expect to be as dependent on a small number of customers in the future. Given our limited operating history and the rapid growth of our industry, we cannot assure you that we will not once again be dependent on a small number of customers in the future.
     If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services, fails to purchase additional advertising time on our network or cancels some or all of its purchase orders, our revenues could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. We are required under certain of our concession rights contracts to make prepayments. Although we do receive some prepayments from customers, there is typically a lag between the time of our prepayment of concession fees and the time that we receive payments from our customers. As our business expands and revenues grow, we have experienced and may continue to experience an increase in our accounts receivable. Our accounts receivable increased from US$13.5 million as of December 31, 2007 to US$38.4 million as of December 31, 2008. If our major customers are significantly delinquent with their payments, our financial conditions and liquidity may be materially and adversely affected.
If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business prospects and revenues.
     The market for air travel advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our advertising network. We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital frames and digital TV screens if advertisers find these other media and platforms to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.
     We currently play advertisements on digital frames through wireless network and on digital TV screens in our network airports through closed-circuit television systems and we currently play advertisements on our network airplanes mostly through video tapes. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.
     If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.
     We face significant competition in the PRC advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the air travel advertising industry. While we have a large market share of the digital frames and digital TV screens located in airports and airplanes, we compete, and will compete, with other media platforms of advertising, for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into air travel advertising in the future.
     Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which may make them less susceptible to downturns in particular sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.
Our results of operations are subject to fluctuations in the demand for air travel, which is affected by, among other things, seasonality, general economic conditions, terrorist attacks, security measures and plane crashes, and a decrease in the demand for air travel may make it difficult for us to sell our advertising time slots.
     Our results of operations are directly linked to the fortunes of the air travel industry. Demand for air travel fluctuates significantly from period to period, is subject to seasonality due to holiday travel and weather conditions, and is particularly susceptible to downturns in the economy. In addition, among other things, terrorist attacks, or the fear of such attacks, additional security measures, plane crashes and significant and persistent air travel delays could lead to a reduction in the growth of the air travel industry in China.
     Business travel is one of the primary drivers of the air travel industry. In times of economic growth, air travel tends to increase. Conversely, in times of economic slowdown, air travel tends to decrease significantly. In light of the recent economic downturn, overall air passengers in China have decreased, which may cause advertisers to reduce their spending on our air travel advertising network.
     The terrorist attacks of September 11, 2001 in the U.S. involving commercial aircraft severely and adversely affected the air travel industry in the U.S. and throughout the world. Any future terrorist activity involving the air travel industry could have an equal or greater impact. There have been highly reported attempted acts of terrorism involving aircraft flying out of Heathrow Airport in London and JFK International Airport in New York. Additional terrorist attacks or fear of such attacks, even if not made directly on the air travel industry, may negatively affect the air travel industry and the demand for air travel.

     Terrorist attacks have also resulted in significantly increased security costs and associated passenger inconvenience. Since September 11, 2001, the Transportation Security Administration in the U.S. has implemented numerous security measures that affect airport and airline operations and costs, the effects of which may ultimately affect the demand for air travel. Increasingly, China and other countries in Asia are adopting similarly stringent security measures that may lead some air travelers to consider other travel options, such as trains, cars and boats, as more convenient and less intrusive. In addition, these security measures have resulted in higher costs for airports and airlines, which may result in our having to incur higher concession fees.
     In addition, an aircraft crash or other accident could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also result in lower demand for air travel, especially for shorter domestic flights.
     If the demand for air travel decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to fill our advertising time slots and charge premium prices.
A decrease in demand for our advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.
     Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn.
     Our clients may reduce the money they spend to advertise on our network for a number of reasons, including:
•	a general decline in economic conditions;

•	a general decline in the number of air travelers and flights;

•	a decline in economic conditions in the particular cities where our network airports are located;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a decline in advertising spending in general.
     A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations.
If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.
     We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. We must continue to expand our operations to meet the demands of advertisers for a larger and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.
     We will also need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with airports, airlines and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new airports that we aim to add as part of our network. As we add new digital frames, digital TV screens and other media platforms, we will incur greater maintenance costs to maintain our equipment.
     All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.
Past and future acquisitions may have an adverse effect on our ability to manage our business.
     In July 2008, we acquired the advertising business on gate bridges in several airports by purchasing 100% of the equity interest in Excel Lead International Limited, or Excel Lead, and 80% of the equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon. We may not be able to effectively integrate the gate bridge advertising business into our operations. We plan to continue to acquire businesses, technologies, services or products which are complementary to our core air travel advertising network business. Past and future acquisitions may expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing business and technology;

•	our potential inability to generate sufficient revenue to offset new costs;

•	the expenses of acquisitions; or

•	the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.
Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income.
     We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.
We do not expect to sustain our recent rates of growth in revenue or the numbers of airlines, airports or digital frames and digital TV screens in our network.
     We have experienced significant growth in revenues in recent years. Our net revenues increased substantially from US$17.9 million in 2006 to US$119.4 million in 2008. Our network was located in 41 airports and on nine airlines as of December 31, 2008, compared to 28 airports and nine airlines by the end of 2006. The number of digital frames in airports increased from 632 as of December 31, 2007 to 2,156 as of December 31, 2008 while the number of digital TV screens operated by us in airports and on which we place our programs on airplanes increased from 1,562 and 16,015 as of December 31, 2006, to 2,558 and 21,751 as of June 30, 2009, respectively. We do not expect to achieve similar rates of growth in revenues or the number of airports, digital frames or digital TV screens in our network in future periods.
Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.
     Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of air travel, consumer spending and corresponding advertising trends in China. In addition, air travel and advertising spending in China generally tend to increase during the “golden” holiday periods, such as the National Day weekend in October and the Chinese New Year holiday in January or February, and tend to decrease during the fourth quarter. Air travel and advertising spending in China is also affected by certain special events such as the Beijing Olympics in 2008 and related government measures. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.
     We may experience seasonality effects due to the seasonality of air travel and advertising spending in China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, which are discussed elsewhere in this prospectus. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating costs and expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results for other quarters.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
     Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive officer, Herman Man Guo, our president, Xiaoya Zhang, our chief operating officer, James Zhonghua Feng, our chief financial officer, Conor Chiahung Yang and our executive president, Ken Zijian Zeng. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our advertising clients, airports and airlines, and relevant government authorities.
     If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”
Failure to maintain an effective system of internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.
     We are subject to reporting obligations under the U.S. securities law. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements first applied to our annual report on Form 20-F for this fiscal year ended December 31, 2008.
     Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm has issued an audit report which concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2008. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We may need additional capital, which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.
     We may require additional cash resources due to changed business conditions or other future developments. If our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

     In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
     We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.
We may be subject to, and may expend significant resources in defending against government actions and civil suits based on the content we provide through our air travel advertising network.
     Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, airports or airlines may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content.
     In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our network.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.
     Our commercial success depends to a large extent on our ability to operate without infringing the intellectual property rights of third parties. There is no assurance that our displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.
We have limited insurance coverage in China, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.
     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance and our liability insurance for directors and officers, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.
We face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations.
     Our business could be materially and adversely affected by the effect of a health epidemic or outbreak on the economic and business climate. Any prolonged recurrence of avian flu, SARS, or another epidemic or outbreak in China may have a material adverse effect on demand for air travel in China. For example, the SARS outbreak in 2003 and 2004 alarmed air travelers around both the region and the world raising issues pertaining to health and travel. During this time period, the SARS outbreak significantly deterred air travel and had a material and adverse effect on the air travel industry. From 2005 to 2008, there have also been reports on the occurrence of avian flu in various parts of China, including a few confirmed human cases and deaths. More recently, human cases of swine flu virus infection have been identified internationally.
     A new outbreak of SARS, increased outbreaks of avian flu or swine flu, or the occurrence of other epidemics may result in health or other government authorities requiring the closure of our offices or other businesses, including airports and airline operations which comprise the primary locations where we provide our advertising services. A health epidemic could result in a significant drop in demand for air travel and ultimately our advertising services, severely disrupt our business operations and adversely affect our financial condition and results of operations.

If one or more of our PRC subsidiaries fails to maintain or obtain qualifications to receive PRC preferential tax treatments, we will be required to pay more taxes, which may have a material adverse effect on our result of operations.
     On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which imposes an uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. Under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential income tax rate of 15%. A company’s status as a “high and new technology enterprise strongly supported by the state” is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.
     On December 26, 2007, the PRC State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for tax exemptions or reductions according to the then effective tax laws and regulations can continue to enjoy such exemption or reduction until it expires. Furthermore, according to Circular 39, enterprises that were eligible for the preferential tax rates according to the then effective tax laws and regulations may be eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed the 15% tax rate prior to the effectiveness of the new PRC tax law will be 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. However, according to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation on January 30, 2008, the gradually increased rate of Enterprise Income Tax, or EIT, during the transition period is not applicable to entities that qualified for preferential tax rates as high and new technology enterprises alone and they would be subject to EIT at 25% from January 2008 if they cannot qualify as high and new technology enterprises under the EIT Law and regulations.
     AirMedia Technology (Beijing) Co., Ltd., or AM Technology, has qualified as a “high and new technology enterprise” under the former EIT Law and was subject to a 15% preferential EIT. In addition, AM Technology is registered and operates in the Beijing New Technology Industry Development Zone. As a result, AM Technology was exempt from EIT from 2006 to 2008, and will be entitled to a 50% tax reduction from 2009 to 2011 under the former Foreign-Invested Enterprise Income Tax Law and the relevant implementation rules. AM Technology was recognized as a “high and new technology enterprise supported by the state” under the new rules in December 2008. As a result, it is entitled to continue to enjoy a preferential EIT at the rate of 7.5% from 2009 to 2011 and a preferential EIT of 15% thereafter. Xi’an Air Media Chuangyi Technology Co., Ltd, or Xi’an AM, qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shanxi Province and has received an written approval from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, was subject to a 15% preferential tax EIT rate as it is located in Shenzhen and is currently subject to EIT on its taxable income at the gradual rate pursuant to Circular 39. Shenzhen AM submitted its application to be qualified as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law in March 2009 and if successful, will be eligible for a 15% EIT rate.
     There is no assurance that our PRC subsidiaries will be able to maintain or obtain qualifications to receive the above preferential tax treatments. We will be required to pay more taxes if they fail to become or continue to be eligible to receive PRC tax benefits, which may have a material adverse effect on our result of operations.
Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.
     Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006 and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The EIT Law provides, however, dividends distributed between qualified resident enterprises will be exempted. As the term “resident enterprises” needs further clarification and explanation, we cannot assure you that the dividends distributed by Shenzhen AM, AM Technology and Xi’an AM to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT.
     Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to EIT at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We believe we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, would be exempt from PRC tax since such income to a PRC resident recipient is exempted under the new EIT Law.
     With the newly imposed 10% PRC dividend withholding tax, we will incur an incremental PRC tax cost when PRC profits are distributed to ultimate shareholders. In addition, if we are determined to be a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new PRC tax law.
     Moreover, under the new PRC tax law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce the returns of your investment.

Risks Related to Regulation of Our Business and to Our Structure
Compliance with PRC advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.
     PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.
     As an air travel advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.
     We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure you that each advertisement that an advertiser or advertising agency client provides to us and which we include in our network programs is in compliance with relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, the content standards in the PRC are less certain and less clear than in those in more developed countries such as the U.S. and we cannot assure you that we will be able to properly review the content to comply with the standards imposed on us with certainty.
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.
     Substantially all of our operations are conducted through our contractual arrangements with our consolidated variable interest entities in China, Beijing AirMedia Advertising Co., Ltd., or AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd, or Shengshi Lianhe, Beijing AirMedia UC Advertising Co., Ltd., or AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Though PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our three subsidiaries, Shenzhen AM, AM Technology and Xi’an AM are currently ineligible to apply for the required licenses for providing advertising services in China.
     Our advertising business is primarily provided through our contractual arrangements with our four consolidated variable interest entities in China. AM Advertising is owned by Shengshi Lianhe and three PRC citizens: Herman Man Guo, Qing Xu and Xiaoya Zhang. Shengshi Lianhe is owned by three PRC citizens: Herman Man Guo, Qing Xu and Xiaoya Zhang. AirMedia UC is owned by two PRC citizens: Herman Man Guo and Qing Xu. AM Yuehang is owned by two PRC citizens: James Zhonghua Feng and Tao Hong. Our variable interest entities are the major companies through which we provide advertising services in China. They directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We depend on our variable interest entities to operate our advertising business. We have entered into contractual arrangements with our variable interest entities, pursuant to which we, through AM Technology, provide technical support and consulting services to our variable interest entities. In addition, we have entered into agreements with our variable interest entities and each of their shareholders, which provide us with the substantial ability to control our variable interest entities.
     Under the equity pledge agreements, the shareholders of our variable interest entities respectively pledged their equity interests in our variable interest entities to AM Technology. This pledge was duly created by recording the pledge on AM Technology’s register of shareholders in accordance with the PRC Security Law, which governed the validity of such pledge prior to the effectiveness of the PRC Property Rights Law.
     According to the PRC Property Rights Law, however, effective as of October 1, 2007, and Measures for the Registration of Equity Pledge with Administration for Industry and Commerce, effective as of October 1, 2008, such pledge will be effective upon registration with the relevant administration for industry and commerce. AM Technology is in the process of applying for such registration with the local administration for industry and commerce. Before the completion of such registration procedure, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise on certain pledged equity interest or that AM Technology’s interests as pledgee will prevail over those of third parties.
     If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC, which regulates advertising companies, and the SARFT, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

     The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.
     We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang to operate our advertising business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.
     Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected.
Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our preferential tax treatment, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.
     Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any of the transactions we have entered into among AM Technology and our variable interest entities are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 or in 2006, 2007 and 2008, or that Shenzhen AM, AM Technology, Xi’an AM, AM Advertising and its subsidiaries, Shengshi Lianhe, AirMedia UC or AM Yuehang are ineligible for their preferential tax treatment, would substantially increase our taxes owed and reduce our net income and the value of your investment.
We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AM Technology, Shenzhen AM and Xi’an AM for our cash requirements, including the funds necessary to service any debt we may incur. If AM Technology, Shenzhen AM or Xi’an AM incur debt on its own behalf in the future, the instruments governing the debt may restrict the ability of AM Technology, Shenzhen AM or Xi’an AM to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our variable interest entities in a manner that would materially and adversely affect AM Technology’s ability to pay dividends and other distributions to us.
     Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi’an AM only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AM are also required to set aside a portion of net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of at least 10% of after-tax income to be set aside prior to payment of dividends until such reserve fund is equal to at least 50% of the respective registered capital of AM Technology, Shenzhen AM or Xi’an AM. As a result of these PRC laws and regulations, our PRC subsidiaries and our PRC variable interest entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances.
     Although none of Shenzhen AM, Xi’an AM or AM Technology has any present plan to pay any cash dividends to us in the foreseeable future any limitation on the ability of AM Technology, Shenzhen AM or Xi’an AM to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.
Changes in laws and regulations governing air travel advertising or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.
     There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing air travel advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of air travel advertising, our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.
Risks Related to Doing Business in China
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.
     Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:
•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.
While the Chinese economy has experienced significant growth in the past decades, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the air travel advertising industry. Such developments could have a material adverse effect on our business, lead to a reduction in demand for our services and materially and adversely affect our competitive position.
Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.
     We conduct our business primarily through AM Technology, Shenzhen AM and Xi’an AM, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.
Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has also fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.
     The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in Renminbi. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses is denominated in Renminbi. To the extent that we need to convert U.S. dollars into Renminbi for our operations, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of dividend distribution or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
     Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.
     Substantially all of our revenues and expenses are denominated in RMB. If our RMB-denominated revenues increase or RMB-denominated expenses decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Shenzhen AM, AM Technology and Xi’an AM are able to pay dividends in foreign currencies, without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.
     Foreign exchange transactions by our subsidiary and variable interest entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
     Current regulations promulgated by SAFE require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
     Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as restrictions on distributing dividend to our offshore entities or pecuniary measures against us.
     We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans to our company.
     As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
     In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.
The new M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
     On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any of our acquisitions were subject to the New M&A Rule and were found not to be in compliance with the requirements of the New M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.
Risks Related to Our ADSs
The trading price of our ADSs has been volatile.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2008, the trading prices of our ADSs on the Nasdaq ranged from US$3.85 to US$26.51 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including the following:
•	changes in the economic performance or market valuations of other advertising companies;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the air travel advertising industry;

•	announcements of studies and reports relating to the circulation, ratings, audience, quality or effectiveness of our services or those of our competitors;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of a certain number of our shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
     Holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
     The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
You may be subject to limitations on transfer of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.
     In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in China and the majority of our directors and officers reside outside the United States.
     We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through AM Technology, Shenzhen AM and Xi’an AM. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability Of Civil Liabilities.”
     Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.
     As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
     We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.
     We have included the following provisions in our articles that may have the effect of delaying or preventing a change of control of our company:
•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, dividend rates, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue a series of preferred shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.
Our corporate actions are substantially controlled by our principal shareholder who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.
     As of June 29, 2009, our principal shareholder, Herman Man Guo, beneficially owned approximately 39.6% of our outstanding ordinary shares. In addition, as of June 29, 2009, Global Gateway Investments Ltd, a wholly-owned subsidiary of CDH China Growth Capital Fund II, L.P., beneficially owned approximately 19.9% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities from us to themselves or others.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
     Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2009 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, NE, Washington, DC 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You can obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains annual reports and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.
     This prospectus is part of a registration statement that we filed with the SEC and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We incorporate by reference into this prospectus, the document listed below and any future filings we make with the SEC pursuant to the Exchange Act, including any filings after the date of this prospectus, until this offering is completed. The information incorporated by reference is an important part of this prospectus.
•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on April 28, 2009
     Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on April 28, 2009, contains a description of our business and audited consolidated financial statements with reports by our independent registered public accounting firm. These financial statements are prepared in accordance with U.S. GAAP.
     We may incorporate any report on Form 6-K subsequently furnished to the SEC, but only to the extent we specifically indicate in the report that it is being incorporated by reference into this prospectus. Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by calling us at (+86-10) 8438 -6868 or writing to us at the following address: 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.
     You should rely only on the information contained in, or incorporated by reference into, this prospectus. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
     We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where such offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in the applicable prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes that statement. Any statement that is so modified or superseded will not constitute a part of this prospectus, except as modified or superseded.
FORWARD-LOOKING STATEMENTS
     This prospectus, any accompanying prospectus supplement and the documents incorporated by reference contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” included or incorporated by reference in this prospectus which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
     Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our air travel advertising network into additional locations, airports and airlines;

•	competition in the advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.
     You should not rely upon forward-looking statements as predictions of future events, and you should read these statements in conjunction with the risk factors set forth under the heading “Risk Factors” in this prospectus or otherwise incorporated by reference for a more complete discussion of the risks of an investment in our securities. These risks are not exhaustive. New risk factors emerge from time to time and it is impossible for management to predict all risk factors, nor can we assess the impact all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statement included in this prospectus or incorporated by reference herein are made only as of the date of this prospectus or the date of the incorporated document. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

OUR COMPANY
     We operate the largest digital media network in China dedicated to air travel advertising. We believe we have the leading market share of digital frames in airports in China. Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our advertising business through our consolidated variable interest entities and their subsidiaries in China. We have a series of contractual arrangements with these variable interest entities and their record owners that enable us to effectively control and derive substantially all of the economic benefits from these variable interest entities.
     As of June 30, 2009, we have contractual concession rights to operate digital frames in 28 airports in China. As of June 30, 2009, we operated 2,673 digital frames in 28 airports. We intend to significantly increase the number of digital frames in our network. As of June 30, 2009, we operated 2,558 digital TV screens in airports and had contractual concession rights to operate digital TV screens in 45 airports, including all of the 30 largest airports in China. As of June 30, 2009, our digital TV screens were located in 40 airports in China, including the five largest airports, Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. In addition, we have contractual concession rights to place our programs on the routes operated by nine airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China. These concessions give us access to 21,751 digital TV screen on airplanes. We are also currently the sole sales agent in mainland China to sell advertisements on both the international and domestic routes operated by Dragonair and Cathay Pacific Airways.
     In July 2008, we expanded into the traditional air travel advertising market through acquisition of an airport gate bridge advertising business. As a result, we have obtained the contractual concession rights to place advertisements on gate bridges located in 10 major airports in China. Our advertisements on gate bridges include billboard advertisements on interior walls of gate bridges and painted advertisements on exterior walls of gate bridges. As of June 30, 2009, we placed 2,077 billboard advertisements on 125 gate bridges located in 9 major airports in China, including Terminals 1 and 2 of Beijing Capital International Airport and Guangzhou Baiyun International Airport; and we placed painted advertisements on 46 gate bridges located in 9 major airports in China.
     In addition, in March 2009, we obtained the contractual concession rights to operate various traditional advertising media including billboards, light boxes and other formats in Beijing Capital International Airport and light boxes in Shenzhen International Airport. We intend to continue to acquire new media platforms to provide a broader range of advertising opportunities for our clients and to become a one-stop provider for air travel advertising.
     Air travel advertising in China has experienced significant growth in recent years as a result of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertising clients to target air travelers in China, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our digital frames and digital TV screens and other displays in high-traffic locations of airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. In addition, the digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the back of passenger seats. Furthermore, gate bridges connect terminal gates with airplanes. They are the areas through which every air passenger must pass before and after he or she boards airplanes. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.
     We combine advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. We have agreements to show documentary clips provided by China International TV Corporation in airports and on airplanes. We also obtain program clips such as “Home Video Heroes” and “Globe Trekker” from other third-party content providers. We believe this makes air travelers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for our advertising clients. Our standard programs in airports currently include 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.
     We derive revenues principally by selling advertising time slots on our network to our advertising clients, including both direct advertisers and advertising agencies. Since commencing operations in August 2005 to December 31, 2008, a total of 439 advertisers have purchased advertising time slots on our network. Our advertisers consist of international and domestic brands. Our top fifteen advertisers for 2008 in alphabetical order included China Mobile, China Unicom, Dragon Bay Villa, GE, Great Wall Wine, Haier, Hitachi, HSBC, Land Rover, Lexus, Mengniu Dairy, Nissan, Samsung, Toyota and Vodone.com., which collectively accounted for 43.9% of our revenues for 2008.
     We have grown rapidly since we commenced operations. The number of airports and airlines in which we operated and the number of digital TV screens operating in our network increased from 16, six and 12,385 as of December 31, 2005 to 41, nine and 21,430 as of December 31, 2008, respectively. Our net revenues increased from US$17.9 million in 2006 to US$119.4 million in 2008, representing a compound annual growth rate of 158.3%. In 2008, we achieved a net income of US$30.2 million.
     In March 2009 we entered into a concession agreement with Sinopec Sales to extend our media reach to China’s rapidly growing population of automobile drivers and owners. Under the concession agreement we are granted the exclusive concession rights to develop and operate outdoor advertising platforms at specific areas stipulated by the parties at all of Sinopec Sales’ gasoline service stations located throughout China. Our exclusive rights are subject to carve outs for service stations in limited cities which have existing contracts with other operators in effect; Sinopec Sales is obligated to grant us the concession rights at those service stations upon the expiration of the existing contracts, except when the current operator has a right of first refusal to renew the contract. The concession agreement has an initial term of six years. In order to implement the business under the concession agreement, in July 2009 our affiliate Beijing AirMedia UC Advertising Co., Ltd. and Shanghai Zhong Shi Bo Kai Advertising Co. Ltd. formed a joint venture, Beijing AirMedia Jinshi Advertising Co., Ltd., to operate the advertising platforms at the gasoline stations pursuant to the concession agreement. The entry into the concession agreement and formation of the joint venture extends our media network from China’s air travel advertising sector to the gasoline station advertising market, whose target demographic is the country’s rapidly growing population of automobile drivers and owners who, along with air travelers, are among the most affluent members of China’s emerging consumer class.
     We are a publicly traded Cayman Islands company. Our ADSs representing our ordinary shares are listed on the NASDAQ Global Market under the symbol “AMCN.” Our headquarters and principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China. Our telephone number at this address is (86) 10 8438 6868 and our website address is http://www.airmedia.net.cn/e/index.asp. Information contained in or linked to from our website does not constitute part of this prospectus.

RECENT DEVELOPMENTS
Results of Operations for the First Quarter ended March 31, 2009
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Total	December 31,	% of Total	March 31,	% of Total	Growth	Growth
	2009	Revenues	2008	Revenues	2008	Revenues	rate	rate
Digital frames	12,049	36.8%	17,231	42.6%	6,706	31.1%	79.7%	-30.1%
Digital TV screens in airports	12,233	37.3%	11,388	28.1%	9,981	46.2%	22.6%	7.4%
Digital TV screens on airplanes	2,826	8.6%	4,123	10.2%	3,881	18.0%	-27.2%	-31.5%
Traditional media in airports	3,994	12.2%	4,258	10.5%	154	0.7%	2493.5%	-6.2%
Other displays	1,684	5.1%	3,462	8.6%	874	4.0%	92.7%	-51.4%

Total revenues	32,786	100.0%	40,462	100.0%	21,596	100.0%	51.8%	-19.0%

Net revenues	31,702		38,190		20,419		55.3%	-17.0%
     Total revenues for the first quarter of 2009 reached US$32.8 million, representing a year-over-year increase of 51.8% from US$21.6 million and a quarter-over-quarter decrease of 19.0% from US$40.5 million. The year-over-year increase was due to the increases in revenues from all of the product lines except for digital TV screens on airplanes. The quarter-over-quarter decrease was due to the decreases in revenues from digital frames in airports, digital TV screens on airplanes, traditional media in airports and other displays, which were partially offset by the increase in revenues from digital TV screens in airports.
Revenues from digital frames in airports
     Revenues from digital frames in airports for the first quarter of 2009 increased by 79.7% year-over-year and decreased by 30.1% quarter-over-quarter to US$12.0 million. The year-over-year increase was due to the increase in the number of time slots sold. The quarter-over-quarter decrease was due to the decreases in the number of time slots sold and the average advertising revenue per time slot sold (or the “ASP”). Please refer to “Summary of Selected Operating Data” for detailed definitions.
     The number of time slots sold for the first quarter of 2009 increased by 697.6% year-over-year and decreased by 26.6% quarter-over-quarter to 3,390 time slots. The year-over-year increase was due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was due to advertisers’ budget reductions resulting from the economic downturn, the usual seasonal weakness associated with the Chinese New Year period, and a shift in advertisers’ budget allocation among our different product lines. AirMedia’s digital frames were operated in 25 airports in the first quarter of 2009, up from one airport at the end of the first quarter of 2008, and up from 22 airports at the end of the fourth quarter of 2008. The number of time slots available for sale for the first quarter of 2009 increased by 1,860.0% year-over-year and by 21.2% quarter-over-quarter to 23,971 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the commencement of operations of digital frames in three additional airports during the first quarter of 2009, the full-quarter operations of the digital frames in five airports, which AirMedia commenced to operate in the middle of the previous quarter, and the addition of different forms of digital frames in an existing airport. The utilization rate of digital frames for the first quarter of 2009 decreased by 9.2 percentage points quarter-over-quarter to 14.1% primarily due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale.
     The ASP of digital frames for the first quarter of 2009 decreased by 77.3% year-over-year and decreased by 3.9% quarter-over-quarter to US$3,585. The year-over-year decrease was because the listing prices of digital frames newly operated after the first quarter of 2008 were significantly lower than the listing price of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in the first quarter of 2008. The quarter-over-quarter decrease was due to higher discounts offered in the first quarter of 2009, which was partially offset by the change in the mix of the time slots sold—the number of time slots sold in Beijing Capital International Airport, which has a higher-than-average ASP, accounted for a higher percentage of total time slots sold in the first quarter of 2009.
Revenues from digital TV screens in airports
     Revenues from digital TV screens in airports for the first quarter of 2009 grew by 22.6% year-over-year and 7.4% quarter-over-quarter to US$12.2 million due to the increase in the number of time slots sold.
     The number of time slots sold for the first quarter of 2009 increased by 51.5% year-over-year and by 45.9% quarter-over-quarter to 8,334 time slots as advertisers shifted their budget allocations among our different products to digital TV screens in airports due to their much lower ASP resulted from higher discounts offered. The number of time slots available for sale for the first quarter of 2009 increased by 4.1% year-over-year to 25,714 time slots and remained approximately unchanged from the fourth quarter of 2008. The year-over-year increase in the number of time slots available for sale was due to the increase in the number of airports in operation which increased from 39 airports at the end of the first quarter of 2008 to 41 airports at the end of the first quarter of 2009. With an extensive network of airports already in place, the increase in the number of time slots available for sale going forward will be minimal, allowing management to focus on maximizing the value of time slots sold. The utilization rate for the first quarter of 2009 increased by 10.1 percentage points year-over-year and by 10.2 percentage points quarter-over-quarter to 32.4% due to the increase in the number of time slots sold.
     The ASP of digital TV screens in airports for the first quarter of 2009 decreased by 19.1% year-over-year and by 26.4% quarter-over-quarter to US$1,468 primarily due to higher discounts offered.
Revenues from digital TV screens on airplanes

     Revenues from digital TV screens on airplanes for the first quarter of 2009 decreased by 27.2% year-over-year and by 31.5% quarter-over-quarter to US$2.8 million. The year-over-year decrease was due to the decrease in the number of time slots sold. The quarter-over-quarter decrease was due to the decreases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
     The number of time slots sold for the first quarter of 2009 decreased by 33.1% year-over-year and by 16.3% quarter-over-quarter to 164 time slots due to advertisers’ budget reductions resulting from the economic downturn and the usual seasonal weakness associated with the Chinese New Year period. The number of time slots available for sale for the first quarter of 2009 increased by 18.4% year-over-year and by 11.1% quarter-over-quarter to 540 time slots. The year-over-year increase in time slots available for sale was the result of AirMedia’s adding an additional three-minute advertising time on Air China, Xiamen Airlines and China Eastern Airlines in March 2008, October 2008 and January 2009, respectively, and the commencement of operations on China United Airlines in January 2009. The quarter-over-quarter increase in time slots available for sale was also the result of the additional advertising time on China Eastern Airlines and the commencement of operations on China United Airlines. The utilization rate for the first quarter of 2009 decreased by 23.3 percentage points year-over-year and by 9.9 percentage points quarter-over-quarter to 30.4% primarily due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale.
     The ASP of digital TV screens on airplanes for the first quarter of 2009 increased by 8.4% year-over-year and decreased by 18.3% quarter-over-quarter to US$17,199. The year-over-year increase in the ASP was due to fewer discounts offered. The quarter-over-quarter decrease in the ASP was due to higher discounts offered in the first quarter of 2009 as well as the change in the mix of the time slots sold—the number of time slots sold on the non-three-largest airlines, which have significantly lower ASPs than those sold on the three-largest airlines, accounted for a higher percentage in the first quarter of 2009.
Revenues from traditional media in airports
     Revenues from traditional media in airports for the first quarter of 2009 primarily included revenues from billboards and painted advertisement on gate bridges in airports and revenues from traditional media in Wenzhou Yongqiang Airport. Traditional media in Beijing Capital International Airport and Shenzhen International Airport, which AirMedia commenced to operate on April 1, 2009, have started to contribute revenues in the second quarter of 2009. Revenues from traditional media in airports for the first quarter of 2009 increased by 2,493.5% year-over-year and decreased by 6.2% quarter-over-quarter to US$4.0 million. The year-over-year increase was because AirMedia started to consolidate the revenues of the acquired billboards and painted advertisement on gate bridges since the third quarter of 2008. The quarter-over-quarter decrease was due to advertisers’ budget reductions resulting from the economic downturn and the usual seasonal weakness associated with the Chinese New Year period.
     Please note part of the prior comparative figure of “Other Displays” has been reclassified to “Traditional Media in Airport” to conform to the current presentation.
     Please refer to “Summary of Selected Operating Data” for more operating data.
     Business tax and other sales tax for the first quarter of 2009 was US$1.1 million, representing a year-over-year decrease of 7.9% from US$1.2 million and a quarter-over-quarter decrease of 52.3% from US$2.3 million. The quarter-over-quarter decrease was due to the decrease in total revenues.
     Net revenues for the first quarter of 2009 reached US$31.7 million, representing a year-over-year increase of 55.3% from US$20.4 million and a quarter-over-quarter decrease of 17.0% from US$38.2 million.
Cost of Revenues
     Cost of revenues for the first quarter of 2009 was US$25.9 million, representing a year-over-year increase of 166.0% from US$9.7 million and a quarter-over-quarter increase of 11.2% from US$23.3 million. The year-over-year increase was primarily due to the increase in concession fees in connection with the expansion of AirMedia’s business. The quarter-over-quarter increase was primarily due to the increase in concession fees and higher depreciation cost. Cost of revenues as a percentage of net revenues in the first quarter of 2009 was 81.7%, representing a year-over-year increase from 47.7% in the same period one year ago and a quarter-over-quarter increase from 61.0% in the previous quarter.
     AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media in airports and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession rights contract is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the first quarter of 2009 were US$19.0 million, representing a year-over-year increase of 302.8% from US$4.7 million and a quarter-over-quarter increase of 24.1% from US$15.3 million primarily due to newly entered or renewed concession rights contracts during the respective period. Concession fees as a percentage of net revenues in the first quarter of 2009 was 59.9%, compared to 23.1% in the same period one year ago and 40.1% in the previous quarter. The year-over-year and quarter-over-quarter increases were due to the decrease in total revenues and the result that concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts needed time to ramp up.
Gross Profit
     Gross profit for the first quarter of 2009 was US$5.8 million, representing a year-over-year decrease of 45.6% from US$10.7 million and a quarter-over-quarter decrease of 61.0% from US$14.9 million.
     Gross profit as a percentage of net revenues for the first quarter of 2009 was 18.3%, compared to 52.3% in the same period one year ago and 39.0% in the previous quarter. The year-over-year and quarter-over-quarter decreases in gross profit as a percentage of net revenues were due to the decrease in total revenues and the increases in concession fees and depreciation cost.

Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Net	December 31,	% of Net	March 31,	% of Net	Growth	Growth
	2009	Revenues	2008	Revenues	2008	Revenues	rate	rate
Selling and marketing expenses	2,970	9.4%	3,341	8.7%	2,444	12.0%	21.5%	-11.1%
General and administrative expenses	5,111	16.1%	5,195	13.7%	2,911	14.3%	75.6%	-1.6%

Total operating expenses	8,081	25.5%	8,536	22.4%	5,355	26.2%	50.9%	-5.3%

     Total operating expenses for the first quarter of 2009 were US$8.1 million, representing a year-over-year increase of 50.9% from US$5.4 million and a quarter-over-quarter decrease of 5.3% from US$8.5 million.
     Total operating expenses for the first quarter of 2009 included share-based compensation expenses of US$1.2 million, compared to share-based compensation expenses of US$1.1 million in the same period one year ago and US$1.7 million in the previous quarter.
     Selling and marketing expenses for the first quarter of 2009 were US$3.0 million including $285,000 of share-based compensation expenses, representing a year-over-year increase of 21.5% from US$2.4 million and a quarter-over-quarter decrease of 11.1% from US$3.3 million. The year-over-year increase was primarily due to the expansion of the direct sales force and higher marketing and promotion expenses. The quarter-over-quarter decrease was primarily due to decreased share-based compensation expenses, lower marketing expenses, and reduced travel expenses.
     General and administrative expenses for the first quarter of 2009 were US$5.1 million including US$940,000 of share-based compensation expenses, representing a year-over-year increase of 75.6% from US$2.9 million and a quarter-over-quarter decrease of 1.6% from US$5.2 million. The year-over-year increase was primarily due to higher amortization of acquired intangible assets, increased professional expenses, headcount increase, higher bad debt provision, increased expenses of office and utilities, and higher travel expenses.
Income/Loss from Operations
     Loss from operations for the first quarter of 2009 was US$2.3 million, as compared to income from operations of US$5.3 million in the same period one year ago and income from operations of US$6.4 million in the previous quarter.
Income Tax Benefit
     Income tax benefit for the first quarter of 2009 was US$123,000 compared to income tax benefit of US$77,000 in the same period one year ago and income tax benefit of US$352,000 in the previous quarter. The effective income tax rate for the first quarter of 2009 was 8.7%, compared to negative 1.1% in the same period one year ago and negative 4.4% in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to the tax exemption period for one of our most profitable subsidiaries and entities ended in fiscal year 2008.
Net Income/Loss
     Net loss for the first quarter of 2009 was US$1.3 million, compared to net income of US$7.3 million in the same period one year ago and net income of US$8.4 million in the previous quarter. The basic net loss per ADS for the first quarter of 2009 was US$0.02, compared to basic net income per ADS of US$0.11 in the same period one year ago and basic net income per ADS of US$0.12 in the previous quarter. The diluted net loss per ADS for the first quarter of 2009 was US$0.02, compared to diluted net income per ADS of US$0.10 in the same period one year ago and diluted net income per ADS of US$0.12 in the previous quarter.
Cash and Short-term Investments
     AirMedia continued to maintain a debt free balance sheet. Cash and short-term investments totaled US$146.8 million as of March 31, 2009, compared to US$161.5 million as of December 31, 2008. The quarter-over-quarter decrease was primarily due to the payment of US$7.4 million consideration for AirMedia’s ADS repurchases and the capital expenditure of US$2.4 million.
     The following table sets forth selected operating data for the periods indicated.

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,		December 31,		March 31,		Growth	Growth
Selected Operating Data	2009		2008		2008		Rate	Rate

Digital TV screens in airports
Number of airports in operation		41		41		39	5.1%	0.0%
Number of time slots available for sale (1)		25,714		25,668		24,700	4.1%	0.2%
Number of time slots sold (3)		8,334		5,711		5,501	51.5%	45.9%
Utilization rate (4)		32.4%		22.2%		22.3%	10.1%	10.2%
Average advertising revenue per time slot sold (5)	US$	1,468	US$	1,994	US$	1,815	-19.1%	-26.4%

Digital TV screens on airplanes
Number of airlines in operation		10		9		9	11.1%	11.1%
Number of time slots available for sale (1)		540		486		456	18.4%	11.1%
Number of time slots sold (3)		164		196		245	-33.1%	-16.3%
Utilization rate (4)		30.4%		40.3%		53.7%	-23.3%	-9.9%
Average advertising revenue per time slot sold (5)	US$	17,199	US$	21,056	US$	15,873	8.4%	-18.3%

Digital frames in airports

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,		December 31,		March 31,		Growth	Growth
	2009		2008		2008		Rate	Rate
Number of airports in operation		25		22		1	2400.0%	13.6%
Number of time slots available for sale (2)		23,971		19,779		1,223	1860.0%	21.2%
Number of time slots sold (3)		3,390		4,617		425	697.6%	-26.6%
Utilization rate (4)		14.1%		23.3%		34.8%	-20.7%	-9.2%
Average advertising revenue per time slot sold (5)	US$	3,585	US$	3,732	US$	15,769	-77.3%	-3.9%

Notes:

(1)	We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2)	After our adjustment of time-slot length in mid May 2009, we define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.
Summary Consolidated Financial Information
     The following tables present summary consolidated financial information for our company. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the fiscal year ended December 31, 2008 and filed with the Securities and Exchange Commission on April 28, 2009, incorporated by reference in this prospectus, for information regarding trends and other factors that may influence our results of operations.
     The summary consolidated balance sheet data as of December 31, 2008 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, other than the amounts in relation to noncontrolling interest, formerly referred to as minority interest, which have been reclassified in accordance with FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”, which was adopted by us on January 1, 2009. The summary unaudited consolidated statement of operations data for the three months ended March 31, 2008, March 31, 2009 and December 31, 2008, and the summary unaudited consolidated balance sheet data as of March 31, 2009, have been prepared on the same basis as our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, other than the amounts in relation to noncontrolling interest, formerly referred to as minority interest, which have been reclassified in accordance with FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”, which was adopted by us on January 1, 2009. The unaudited financial statements data include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Historical results are not necessarily indicative of results to be expected in any future period.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (In U.S. dollars in thousands, except share related data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
		as adjusted(1)	as adjusted(1)
Revenues	32,786	40,462	21,596
Business tax and other sales tax	(1,084)	(2,272)	(1,177)

Net revenues	31,702	38,190	20,419
Cost of revenues	25,885	23,280	9,730

Gross profit	5,817	14,910	10,689
Operating expenses:
Selling and marketing *	2,970	3,341	2,444
General and administrative *	5,111	5,195	2,911

Total operating expenses	8,081	8,536	5,355

Income/(loss) from operations	(2,264)	6,374	5,334

	Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
		as adjusted(1)	as adjusted(1)
Interest income	692	1,216	1,822
Other income, net	152	438	135
Income/(loss) before income taxes	(1,420)	8,028	7,291
Income tax expense/ (benefit)	(123)	(352)	(77)

Net income/(loss) before net income(loss) of equity accounting investment	(1,297)	8,380	7,368
Net income/(Loss) of equity accounting investment	44	23	(93)

Net income / (loss)	(1,253)	8,403	7,275

Less: Net income (loss) attributable to noncontrolling interest	(2)	275	(2)

Net income/(loss) attributable to AirMedia Group Inc.	(1,251)	8,128	7,277

Net income/(loss) attributable to AirMedia Group Inc. common shareholders per ordinary share
Basic	($0.01)	$0.06	$0.05
Diluted	($0.01)	$0.06	$0.05
Net income/(loss) attributable to AirMedia Group Inc. common shareholders per ADS
Basic	($0.02)	$0.12	$0.11
Diluted	($0.02)	$0.12	$0.10
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	132,801,682	133,820,539	134,425,925
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	132,801,682	134,608,724	139,317,264
* Share-based compensation charges included are as follow:
Selling and marketing	285	407	259
General and administrative	940	1,312	860

(1)	Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month periods ended March 31, 2008 and December 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	March 31,
	2009	December 31,
	(Unaudited)	2008
		as adjusted(1)
ASSETS:
Current Assets:
Cash	128,060	161,534
Short-term investments	18,733	—
Accounts receivable, net	44,132	38,386
Prepaid concession fees	28,770	32,706
Other current assets	7,145	7,830
Deferred tax assets — current	431	380

Total current assets	227,271	240,836

Acquired intangible assets, net	8,410	9,027
Property and equipment, net	64,715	62,443
Long-term deposits	17,675	14,724
Long-term investments	1,142	1,099
Deferred tax assets — non-current	1,887	1,762

Total Assets	321,100	329,891

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Accounts payable	12,323	15,696
Accrued expenses and other current liabilities	5,544	5,664
Deferred revenue	6,058	2,929
Income tax payable	362	852
Amounts due to related parties	408	408

Total current liabilities	24,695	25,549

Deferred tax liability — non-current	2,498	2,659

Total liabilities	27,193	28,208

	March 31,
	2009	December 31,
	(Unaudited)	2008
		as adjusted(1)

Shareholders’ equity
Ordinary shares	131	134
Additional paid-in capital	262,723	268,881
Statutory reserve	5,593	5,593
Accumulated earning	14,819	16,070
Accumulated other comprehensive income	9,692	10,054

Total AirMedia Group Inc. shareholders’ equity	292,958	300,732

Noncontrolling interest	949	951

Total shareholders’ equity	293,907	301,683

Total Liabilities and Shareholders’ Equity	321,100	329,891

(1)	Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.
EXCHANGE RATE INFORMATION
     Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in RMB. This registration statement contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this registration statement is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this registration statement were made at a rate of RMB6.8329 to US$1.00, the noon buying rate in effect as of March 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On July 31, 2009, the noon buying rate was RMB6.8319 to US$1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this registration statement or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8087	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009 — Previous Six Months.
February	6.8438	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8264	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8871	6.8264
July	6.8319	6.8317	6.8342	6.8300

(1)	Annual and quarterly averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
REASONS FOR THE OFFER AND USE OF PROCEEDS
     The selling shareholder was an original purchaser of our Series A Preferred Shares in February 2007. In connection with the sale and purchase of those shares we agreed to grant the holders of those shares certain registration rights.
     The ADSs being offered by this prospectus are solely for the account of the selling shareholder. We will not receive any of the proceeds from the ADSs sold by the selling shareholder in this offering.

CAPITALIZATION
     The following table sets forth our capitalization as of March 31, 2009:

	As of March 31, 2009
	Actual
	(Unaudited)
	(in thousands)
Shareholders’ equity:
Ordinary shares, US$0.001 par value, 900,000,000 shares authorized; 131,132,919 shares issued and outstanding (1)		131
Additional paid-in capital		262,723
Statutory reserve		5,593
Retained earnings		14,819
Accumulated comprehensive income		9,692
Non-controlling interest		949

Total shareholders’ equity		293,907

Total capitalization	US$	293,907

(1)     Such number excludes 337,236 ordinary shares repurchased but such repurchase was not reflected on the register of members of the Company (as maintained in the Cayman Islands) as of March 31, 2009 due to the administrative process.
DESCRIPTION OF SHARE CAPITAL
     We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.
     Our authorized share capital consists of US$1,000,000 divided into 900,000,000 ordinary shares of a nominal or par value of US$0.001 each and 100,000,000 preferred shares of a nominal or par value of US$0.001 each. As of June 29, 2009, we had 131,132,919 ordinary shares outstanding.
     The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ADSs and ordinary shares. This summary is not complete, and you should read our memorandum and articles of association, which has been filed as an exhibit to our registration statement on Form F-1. For information on how to obtain copies of our amended and restated memorandum and articles of association, see “Where You Can Find More Information.”
Ordinary Shares
     General
     All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
     Dividend Rights
     The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
     Voting Rights
     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.
     A quorum required for a meeting of shareholders consists of shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least fourteen days is required for the convening of our annual general meeting and other shareholders meetings.

     An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.
     Transfer of Shares
     Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and executed by or on behalf of the transferor, accompanied by the certificates of such shares and such other evidence as the Directors may reasonably require to show the right of the shareholder to make the transfer.
     Liquidation
     On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
     Variations of Rights of Shares
     All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
     Inspection of Books and Records
     Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
History of Securities Issuances
     The following is a summary of our securities issuances since our establishment.
     Ordinary Shares
     As part of the October 2005 agreement between the founding shareholders and CDH China Management Company Limited, or CDH, it was agreed that the founding shareholders would hold 100% of our ordinary shares, representing 62.4% of our total equity interest on an as converted basis. After our intermediate holding company, Broad Cosmos Enterprises Ltd., or Broad Cosmos, was incorporated in June 2006 in connection with our corporate restructuring, Broad Cosmos issued 10,000 ordinary shares to the founding shareholders. In March 2007, the Broad Cosmos ordinary shares were split and the total ordinary shares issued and outstanding to the founding shareholders was 62,400,000. In June 2007, pursuant to a share exchange agreement between AirMedia Group Inc. and the founding shareholders and preferred shareholders of Broad Cosmos, AirMedia Group Inc. issued 62,400,000 ordinary shares to the founding shareholders in exchange for their 62,400,000 ordinary shares of Broad Cosmos.
     As of June 30, 2009, we granted options to purchase a total of 10,395,000 of our ordinary shares to a group of individuals including our executive officers, directors, employees and consultants.
     Preferred Shares
     In October 2005, we and CDH entered into an agreement, according to which we agreed that an affiliate of CDH would acquire a Series A preferred share interest in us. Under this agreement, CDH or its affiliate was obligated to pay US$12.0 million to us in return for a Series A preferred share interest of 37.6% of our total equity interest on an as converted basis, with the payments to be made at our discretion. CDH, through its wholly-owned subsidiary, paid approximately US$6.0 million and US$3.0 million in 2005 and 2006, respectively, and paid the remaining balance in February 2007. In February 2007, we and Global Gateway Investment Ltd, a wholly-owned subsidiary of CDH China Growth Capital Fund II, L.P., entered into a Series A share purchase agreement to document the issuance of a Series A preferred share interest contemplated under the October 2005 agreement. In June 2007, pursuant to a share exchange agreement between AirMedia Group Inc. and the founding shareholders and preferred shareholders of Broad Cosmos, AirMedia Group Inc. issued 37,600,000 preferred shares to Global Gateway Investment Ltd in exchange for its 37,600,000 preferred shares of Broad Cosmos. On September 27, 2007, Global Gateway Investment Ltd converted 5,000,000 Series A preferred shares into 5,000,000 ordinary shares and transferred these ordinary shares to a personal holding company wholly owned by Mr. Herman Man Guo, our founder, chairman and chief executive officer. Each Series A preferred share was converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007.
     In June 2007, we issued and sold an aggregate of 16,000,000 Series B Redeemable Convertible Preferred Shares, par value US$0.001 each, in a private placement pursuant to a Series B share purchase agreement dated April 26, 2007 at an aggregate price of US$40.0 million to a group of investors, including OZ Master Fund, Ltd., or OZMO, which purchased 3,868,000 shares, OZ Asia Master Fund, Ltd., OZMA, which purchased 3,447,200 shares, OZ Global Special Investments Master Fund, L.P., or SIMF, which purchased 684,800 shares, and AM SPV Limited, which purchased 8,000,000 shares from us. The Series B preferred shares were all automatically converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007.
Differences in Corporate Law
     The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

     Mergers and Similar Arrangements
     The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
     In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
     When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
     If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
     Shareholders’ Suits
     The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge (a) an act which is ultra vires the Company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.
Registration Rights
     Pursuant to our shareholders agreement entered into in June 2007, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued upon conversion of our preferred shares. Set forth below is a description of the registration rights granted under the shareholders agreement.
     Demand Registration Rights
     At any time commencing the earlier of February 27, 2010 and six months following a public offering, either holders of at least 25% of registrable securities then held by shareholders holding Series A preferred shares on the date of the June 2007 shareholders agreement or holders of at least 25% of registrable securities then held by shareholders holding Series B preferred shares on the date of the June 2007 shareholders agreement have the right to demand that we file a registration statement under the Securities Act of 1933, as amended, or the Securities Act, covering the registration of their securities. However, we are not obligated to effect any such demand registration if our shareholders do not propose to sell our ordinary shares and such other securities at an aggregate price to the public of at least US$3 million, or if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if the shareholders requesting such registration had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed. We are not obligated to effect more than two such demand registrations initiated by Series A preferred shareholder and two such demand registrations initiated by Series B preferred shareholders.
     Piggyback Registration Rights
     If we propose to file a registration statement for a public offering of our securities, other than pursuant to a F-3 registration statement or the shareholders’ demand registration rights or other than relating to a share option plan or a corporate reorganization, we must offer all holders of registrable securities the opportunity to include their securities in the registration statement. Registrations pursuant to such piggyback registration are not deemed as demand registrations.

     Form F-3 Registration Rights
     Any holder or holders of a majority of our registrable shares then outstanding have the right to request we file a registration statement under Form F-3 or S-3 covering the offer and sale of their securities. However, we are not obligated to effect any such registration if, among other things, Form S-3 or F-3 is not available for such offering by the shareholders, or the aggregate amount of securities to be sold under the registration statement is less than US$3 million, or we have, within the six month period preceding the demand, already effected a registration under the Securities Act, or in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such Form S-3 or Form F-3 registration statement to be filed. Such requests for registrations are not counted as demand registrations.
     Expenses of Registration
     We will pay all expenses relating to any demand or piggyback registrations, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
     We incorporate by reference into this prospectus the description of American Depositary Shares that appears under “Description of American Depositary Shares” in our Registration Statement on Form F-1 (File No.: 333-146825), initially filed with the SEC on October 19, 2007, as amended from time to time.
PRICE RANGE OF OUR ADS
     Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since November 7, 2007. Our ADSs trade under the symbol “AMCN.” For the period from November 7, 2007 to July 31, 2009, the trading price of our ADSs on the Nasdaq Global Market has ranged from US$3.80 to US$26.51 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for all quarters from the date of our initial listing on the Nasdaq Global Market through the date of this prospectus.

	Trading Price
	High	Low
	US$	US$
Annual High and Los
2008	26.51	3.85
Quarterly Highs and Lows
First Quarter 2008	26.51	15.01
Second Quarter 2008	21.96	12.91
Third Quarter 2008	15.06	6.43
Fourth Quarter 2008	7.70	3.85
First Quarter 2009	6.08	3.80
Second Quarter 2009	8.10	4.18
Monthly Highs and Lows
February	5.74	3.94
March	4.77	3.80
April	5.99	4.18
May	7.00	4.93
June	7.59	6.26
July	6.81	5.19
SELLING SHAREHOLDER
     This prospectus relates to the disposition from time to time of up to 13,050,000 of our ADSs held by the selling shareholder representing 26,100,000 of our ordinary shares. The selling shareholder was issued Series A preferred shares pursuant to a Series A purchase agreement on February 18, 2007. Each Series A preferred share was converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007. In connection with our shareholders agreement entered into in June 2007, we agreed to file this registration statement to enable the resale of the ADSs representing ordinary shares issued in such private placement.
     The following table, to our knowledge, sets forth information regarding the beneficial ownership of the ADSs of the selling shareholders as of June 29, 2009. As of that date, there were 131,132,919 ordinary shares outstanding, representing 65,566,460 ADSs on a converted basis. Beneficial ownership is determined in accordance with the rules of the SEC.
     The information provided in the table below is provided as of the date of this prospectus and is based in part on information provided by or on behalf of the selling shareholder. The percentage ownership is determined according to the number of ordinary shares represented by the ADSs held by the selling shareholder.

	Number of ADSs Owned	Percentage Owned	Number of ADSs	Number of ADSs Owned	Percentage Owned
Name of Selling Shareholder	Before the Offering	Before the Offering	Offered Hereby	After the Offering (1)	After the Offering

Global Gateway Investments Ltd P.O. Box 957 Offshore Incorporation Centre, Road Town, Tortola British Virgin Islands	13,050,000	19.9%	13,050,000	0	—

(1)	We do not know when or in what amounts the selling shareholder may offer ADSs for sale. The selling shareholder might not sell a portion or all of the ADSs offered by this prospectus. Because the selling shareholder may offer all or some of the ADSs pursuant to this offering, we cannot estimate the number of ADS that will be held by the selling shareholder after the completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the ADSs covered by this prospectus will be held by the selling shareholder.
PLAN OF DISTRIBUTION
     We are registering shares held by Global Gateway Investment Ltd, the selling shareholder, for sale from time to time after the date of this prospectus. The selling shareholder is entitled to, and will receive, the net proceeds from sales of ADSs sold pursuant to this prospectus.
     The selling shareholder and any of their pledgees, assignees and successors-in-interest may sell all or a portion of the ADSs offered hereby from time to time on the NASDAQ Global Market or any other stock exchange, market or trading facility on which the ADSs are traded or in a private transaction. These sales may be at fixed prices which may be changed, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The ADSs may be sold using one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealer may agree with the selling shareholder to sell a specified number of such ADSs at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The selling shareholders may also transfer their ADSs by means of gifts, donations and contributions. Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the ADSs received by them, directly or through brokers-dealers or agents and in private or public transactions.
     If the selling shareholder effects such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The selling shareholder and any broker-dealer participating in a distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, we have informed the selling shareholder that Regulation M of the Exchange Act may apply which could limit the timing of purchases and sales of any of the ADSs by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in a distribution of the shares to engage in market-making activities, if any, with respect to our ADSs. The selling shareholder may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of their ADSs against certain liabilities, including liabilities arising under the Securities Act.
     At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from or on behalf of the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     The selling shareholders may enter into sale, forward sale and derivative transactions with third parties, or may sell ADSs not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell ADSs covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the ADSs. The third parties also may use ADSs received under those sale, forward sale or derivative arrangements or ADSs pledged by the selling shareholders or borrowed from the selling shareholders or others to settle such third-party sales or to close out any related open borrowings of ADSs. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus is a part).

     In addition, the selling shareholder may engage in hedging transactions with broker-dealers in connection with distributions of ADSs or otherwise. In those transactions, broker-dealers may engage in short sales of ADSs in the course of hedging the positions they assume with the selling shareholder. The selling shareholder also may sell ADSs short and redeliver ADSs to close out such short positions. The selling shareholder also may enter into option or other transactions with broker-dealers which require the delivery of ADSs to the broker-dealer. The broker-dealer may then resell or otherwise transfer such ADSs pursuant to this prospectus. The selling shareholder also may loan or pledge ADSs, and the borrower or pledgee may sell or otherwise transfer the ADSs so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those ADSs to investors in our securities or the selling shareholder’s securities or in connection with the offering of other securities not covered by this prospectus.
     Under the securities laws of some states, the ADSs offered in this offering may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     The selling shareholder is acting independently of us in making decisions with respect to the timing, price, manner and size of each sale. We have not engaged any broker-dealer or agent in connection with the sale of ADSs held by the selling shareholder, and there is no assurance that the selling shareholder will sell any or all of the shares registered pursuant to the shelf registration statement of which this prospectus forms a part. We have agreed to make available to the selling shareholder copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholder of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.
     The selling shareholder may also sell all or a portion of their ADSs in open market transaction under Section 4(1) of the Securities Act including transactions in accordance with Rule 144 promulgated thereunder, if available, rather than under the shelf registration statement, of which this prospectus forms a part.
LEGAL MATTERS
     The validity of our ordinary shares represented by the ADSs will be passed upon for us by Maples and Calder. If counsel for any underwriter, dealer or agent passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to the offering.
EXPERTS
     The consolidated financial statements and financial statement schedule, incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2008, and the effectiveness of our company’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.
EXPENSES
     The following are the estimated expenses of the offering of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$4,733.25
Legal fees and expenses	31,000.00
Accounting fees and expenses	35,000.00
Miscellaneous	2,000.00

Total	$72,733.25
MATERIAL CHANGES
     Except as otherwise described in our annual report on Form 20-F for the fiscal year ended December 31, 2008 and in our reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2008.
ENFORCEABILITY OF CIVIL LIABILITIES
     We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the securities laws of the United States, and the potential lack of standing by Cayman Islands companies to sue in the federal courts of the United States.
     Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

     Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
     We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States in connection with this registration statement on Form F-3.
     Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:
•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
     Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.
     Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.
DISCLOSURE OF THE SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.
     Pursuant to the form of indemnification agreement we have entered into with our officers and directors, we may agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 9. EXHIBITS

Exhibit Number	Exhibit Title
4.1	Amended and Restated Shareholders Agreement originally dated June 7, 2007 (1)
4.2	Registrant’s Specimen Certificate of Ordinary Shares (2)
4.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (3)
5.1	Opinion of Maples and Calder.
23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.2	Consent of Maples and Calder. (included in Exhibit 5.1)
23.3	Consent of Commerce & Finance Law Offices
24.1	Power of Attorney (included on signature page).

(1)	Incorporated by reference to Exhibit 4.4 of the registrant’s Registration Statement on Form F-1 (Registration No. 333-146825) initially filed with the Securities and Exchange Commission on October 19, 2007.

(2)	Incorporated by reference to Exhibit 4.2 (included as Exhibit A thereof) of the registrant’s Registration Statement on Form F-1 (Registration No. 333-146825) initially filed with the Securities and Exchange Commission on October 19, 2007.

(3)	Incorporated by reference to Exhibit 4.3 of the registrant’s Registration Statement on Form F-1 (Registration No. 333-146825) filed with the Securities and Exchange Commission on October 19, 2007.
ITEM 10. UNDERTAKINGS
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that:
                    (A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and
                    (B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
                    (C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.
          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided that with respect to a registration statement on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.
          (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
               (i) If the registrant is relying on Rule 430B:
                    (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
                    (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

               (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
          (6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
               (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
               (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
               (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
               (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.
     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on August 5, 2009.

AirMedia Group Inc.
By:	/s/ HERMAN MAN GUO
Name:	Herman Man Guo
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Herman Man Guo and Conor Chiahung Yang, jointly and severally, the undersigned’s true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities (including the undersigned’s capacity as a director and/or officer of AirMedia Group Inc.), to sign any or all amendments (including post-effective amendments) to this registration statement and any other registration statement for the same offering, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agent, or his or her substitute, acting alone, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HERMAN MAN GUO	Chairman and Chief Executive Officer (Principal Executive Officer)	August 5, 2009

Herman Man Guo

/s/ CONOR CHIAHUNG YANG	Chief Financial Officer (Principal Financial and Accounting Officer)	August 5, 2009

Conor Chiahung Yang

	Director	August 5, 2009

Qing Xu

/s/ XIAOYA ZHANG	Director	August 5, 2009

Xiaoya Zhang

/s/ SONGZUO XIANG	Director	August 5, 2009

Songzuo Xiang

	Director	August 5, 2009

Junjie Ding

	Independent Director	August 5, 2009

Shichong Shan

/s/ DONGLIN XIA	Independent Director	August 5, 2009

Donglin Xia

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AirMedia Group Inc., has signed this registration statement or amendment thereto in Newark, Delaware on August 5, 2009.

Authorized U.S. Representative
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
4.1	Amended and Restated Shareholders Agreement originally dated June 7, 2007 (1)
4.2	Registrant’s Specimen Certificate of Ordinary Shares (2)
4.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (3)
5.1	Opinion of Maples and Calder.
23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.2	Consent of Maples and Calder. (included in Exhibit 5.1)
23.3	Consent of Commerce & Finance Law Offices
24.1	Power of Attorney (included on signature page).

(1)	Incorporated by reference to Exhibit 4.4 of the registrant’s Registration Statement on Form F-1 (Registration No. 333-146825) initially filed with the Securities and Exchange Commission on October 19, 2007.

(2)	Incorporated by reference to Exhibit 4.2 (included as Exhibit A thereof) of the registrant’s Registration Statement on Form F-1 (Registration No. 333-146825) initially filed with the Securities and Exchange Commission on October 19, 2007.

(3)	Incorporated by reference to Exhibit 4.3 of the registrant’s Registration Statement on Form F-1 (Registration No. 333-146825) filed with the Securities and Exchange Commission on October 19, 2007.